Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: May 9, 2023

Explanatory Note: The following article was published by CNA Finance on May 9, 2023 at the following link: https://cnafinance.com/breeze-holdings-acquisition-corp-brez-stock-a-spac-you-dont-want-to-miss/.

Breeze Holdings Acquisition Corp. (BREZ) Stock: A SPAC You Don’t Want to Miss

Lately, I’ve taken an interest in SPACs, or Special Purpose Acquisition Companies. Also known as blank check companies, SPACs pool money from a wide range of investors and use that money to acquire companies and assets in what amounts to take-public transactions.

In my research of current SPAC opportunities, I came across Breeze Holdings Acquisition Corp. (NASDAQ: BREZ). The company has an impressive C-suite and plenty of access to capital to play ball, but let’s face it, the SPAC is all about the acquisition target – which is what makes this company so interesting to watch.

BREZ Plans to Acquire TV Ammo, Inc.

In a press release issued in November 2022, Breeze Holdings Acquisition Corp. announced plans to acquire TV Ammo, Inc., also known as True Velocity or True Velocity Ammo. So, what’s the TV Ammo story?

The company launched its business with the goal of improving upon the tools available to the United States military through the use of cutting-edge technologies. The company did so by producing a lightweight composite-cased ammunition solution.

What’s the big deal?

Lower Cost of War in Terms of Casualties & Dollars

When our soldiers walk, fly, or drive into battle, they carry a significant amount of weight with them. Much of that weight is in the form of brass-cased ammunition. Increased weight means slower movement for those on foot and an increased need for fuel for ground and air assets. Ultimately, a heavier load means fewer soldiers make it home to their families while more money is spent on fuel for battle.

That’s where composite-cased ammunition comes in. True Velocity ammunition is between 30% and 32% lighter than its brass-cased counterparts, depending on the type of ammunition you compare. That means that for every 100 pounds of ammunition a soldier has to carry around, TV Ammo takes between 30 and 32 pounds off his shoulders.

Not to mention, TV Ammo’s rounds are proven to be more accurate than traditional brass-cased ammunition, further increasing our soldiers’ ability to make it back home.

Relieving Brass Supplier Dependency

There’s no question that the world is changing before us. Superpowers around the world continue to vie for power and the threat of war is ever-present. That’s a problem if we can’t get our hands on brass.

For the past 175 years, every shell casing used by the United States military has been a brass casing. So, it’s important to consider the suppliers of this key metal.

Brass is a derivative of copper. If you look into the world’s leading copper producers, you’ll find that many of them are direct adversaries of the United States. Many of those that aren’t direct adversaries of the United States are controlled by direct adversaries of the United States.

This means that in a worst-case scenario, we could face real difficulties getting our hands on the brass needed to sustain a war if one were to break out.

True Velocity solves this problem.

The company’s composite-cased ammunition is manufactured in Texas and doesn’t require any basic materials from anywhere other than the United States.

This Is Just the First Step

At the moment, True Velocity is focused on ammunition, but you have to imagine that’s not going to be where they start. The company was able to make significant strides in a technology that hasn’t been updated in over 175 years, ammunition. In doing so, it has the potential to reduce casualties on the battlefield.

If the company was able to reduce ammunition weight by 30% or more, one can only imagine what technological innovations will come out of the team next – with each one making life easier for our soldiers.

The Deal Happens Soon

By August of this year, Breeze Acquisition Holdings Corp. will close the deal with TV Ammo, bringing TV Ammo to the public market at around a $1.2 billion valuation. As a result, there’s an opportunity right now to get in on the ground floor in a SPAC that has the potential to make big things happen for your portfolio and our military.

Article Resources:

https://www.bitchute.com/video/pzpep7UPIWDO/

https://www.sec.gov/Archives/edgar/data/1817640/000121390022068368/ea167835-425_breezehold.htm

https://www.globenewswire.com/en/news-release/2022/11/01/2545238/0/en/Breeze-Holdings-Acquisition-Corp-Announces-Definitive-Agreement-to-Merge-with-TV-Ammo-Inc.html

https://news.spacconference.com/2023/03/06/breeze-holdings-acquisition-files-proxy-to-extend-deadline-on-tv-ammo-deal/#:~:text=Breeze%20in%20November%20announced%20plans,and%20trade%20on%20the%20Nasdaq

https://en.wikipedia.org/wiki/List_of_countries_by_copper_production

Disclosure: CNA Finance is not an investment advisor or broker-dealer. This article is not a solicitation to buy or sell any security and was designed for information purposes only. This article was written by Joshua Rodriguez and shares his true opinion, which may not be the opinion of the publication it appears on. This is a sponsored publication for which CNA Finance received compensation. Trading and investing in stocks involve risk. CNA Finance suggests you speak with your personal financial advisor or investment advisor before making any investment decisions.